Trans-Orient Petroleum Provides Operational Update and Files Third Quarter Results

June 26, 2009, Vancouver, B.C. -- Trans-Orient Petroleum Ltd. (TSX-V: TOZ and OTCBB: TOPLF) announces that the Company is progressing a number of field operations related to the Company’s unconventional oil and gas plays located onshore in the East Coast basin of New Zealand:

PEP 38349 – Boar Hill Prospect:

  Completed the 1.7km Boar Hill-1 access road and high-grade drilling pad in preparation for drilling operations.
  Approved a shallow (150-200m) stratigraphic test well to be drilled on the Boar Hill drilling pad in early July 2009. Geological data from this well is critical to the design of the deeper (1100-1500m) unconventional Waipawa/Whangai Shale test well to follow.
  Applied for an extension to the deep well drilling deadline from November 2009 to March 2010 to accommodate the local landowners request for minimal disruption during lambing season.

PEP 50940:

  Recently awarded a contract to reprocess existing 2D seismic.
  Initiated planning for a geochemical and gas seep analysis program combined with surface geological mapping to be conducted in late 2009.

Trans-Orient CEO Garth Johnson said, “As our Boar Hill drilling date approaches we are taking pro-active steps to ensure our drilling operations are conducted successfully and efficiently. The shallow stratigraphic test well at Boar Hill will use a small, relatively inexpensive rig to address historical drilling difficulties related to the Wanstead Formation before we move the big rig in to drill to our target formations.”

In other news the Company has filed its unaudited consolidated financial statements and the accompanying management’s discussion and analysis for the period ending April 30, 2009, as required pursuant to National Instruments 51-101 and 51-102. Copies of these documents can be obtained electronically at www.sedar.com or through the Company’s website at www.transorient.com.

About Trans-Orient:
Trans-Orient Petroleum Ltd. is a Canadian-based, Australasian-focused company with significant interests in the East Coast Basin of New Zealand. This high-potential unconventional oil and gas frontier encompasses the main play area where Trans-Orient is targeting fractured-shale oil and gas source-rock formations.

Contact:
Garth Johnson,
CEO +1.604.682 -6496
http://www.transorient.com/

Forward-Looking Statements:

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future operations, undiscovered hydrocarbon resource potential, exploration, potential reservoirs, prospects, leads and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results may differ materially from those in the forward-looking statements due to factors such as market prices, farm-outs, relinquishments, exploration successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com for further information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.